Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated October 21, 2024

Relating to Final Prospectus issued May 14, 2024

Registration Statement No. 333-279396

October 21, 2024

Dear Stockholder:

Thank you for your continued investment in SmartStop Self Storage REIT, Inc. (“SmartStop,” “we,” “us,” “our”) and for your trust in us as a premier owner and operator of self-storage facilities in the United States and Canada. As you may be aware from our prior communications, our board of directors (“Board”) has continuously been reviewing alternatives for stockholder liquidity, including potentially through a listing of our shares on a national securities exchange and, as a result of this, our Board has determined that it is appropriate and in the best interests of our stockholders to consider suspending the Share Redemption Program (“SRP”) and Distribution Reinvestment Plan (“DRP”). Accordingly:

Suspension of the Share Redemption Program — At this time, our Board anticipates approving the complete suspension of our SRP in the near future. Accordingly, upon formal approval of such suspension, we do not expect that any redemption requests made during (or after) the fourth quarter of 2024 will be redeemed, and we expect that the SRP will remain suspended until such time as our Board may approve the resumption of the SRP. However, all pending and reconfirmed redemption requests received during the quarter ended September 30, 2024 that correctly met the eligibility criteria will be paid at the end of October 2024 in accordance with the SRP.

Suspension of the Distribution Reinvestment Plan — At this time, our Board anticipates approving the suspension of our DRP in the near future. Accordingly, upon formal approval by the Board of the suspension of our DRP, all distributions declared by the Board will be paid to our stockholders in cash, continuing until such time as the Board may approve the resumption of the DRP, if ever. However, until the Board makes such approval of the suspension of our DRP, distributions will be reinvested in accordance with the DRP, as previously elected by individual stockholders.

At SmartStop, we remain confident in the long-term fundamentals of self-storage, the value of hard assets, and our access to liquidity, all of which help provide stability both now as well as in volatile and uncertain times. As has always been the case, our goal at SmartStop is to judiciously invest and protect stockholder equity, and we will continue to do so through the current economic climate.

Continued successes,

H. Michael Schwartz

Chief Executive Officer

SmartStop has filed a Form S-3D registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the DRP offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents SmartStop has filed with the SEC for more complete information about the issuer and this DRP offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, SmartStop will arrange to send you the prospectus if you request it by calling toll-free (866) 418-5144. Additionally, these documents are available at our website at www.smartstopselfstorage.com. Information contained on, or accessible through, our website is not incorporated by reference into and does not constitute a part of this free writing prospectus.